FILED BY BECTON, DICKINSON AND COMPANY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND

DEEMED FILED PURSUANT TO RULE 14A-12 OF THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: CAREFUSION CORP

COMMISSION FILE NO. 001-34273

The following is a transcript of Becton, Dickinson and Company’s earnings call held on November 4, 2014.

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EDITED TRANSCRIPT
BDX—Q4 2014 Becton Dickinson and Co Earnings Call
EVENT DATE/TIME: NOVEMBER 04, 2014 / 1:00PM GMT
OVERVIEW:
Co. reported FY14 YoverY revenue growth of 5.2% and adjusted EPS of $6.50. 4Q14 YoverY currency-neutral revenue growth was 4.6% and adjusted EPS was $1.68. Expects FY15 YoverY currency-neutral revenues to grow between 4.5-5.0%.
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NOVEMBER 04, 2014 / 1:00PM, BDX - Q4 2014 Becton Dickinson and Co Earnings Call

CORPORATE PARTICIPANTS

Monique Dolecki *Becton Dickinson and Company - VP of IR*

Vince Forlenza *Becton Dickinson and Company - Chairman, CEO & President*

Chris Reidy *Becton Dickinson and Company - CFO & EVP of Administration*

Tom Polen *Becton Dickinson and Company - Segment President*

Linda Tharby *Becton Dickinson and Company - Segment President*

Alberto Mas *Becton Dickinson and Company - President of Diagnostic Systems*

CONFERENCE CALL PARTICIPANTS

Mike Weinstein *JPMorgan - Analyst*

David Roman *Goldman Sachs - Analyst*

Rick Wise *Stifel Nicolaus & Company - Analyst*

Scott Wang *Morgan Stanley - Analyst*

Kristen Stewart *Deutsche Bank - Analyst*

Bill Quirk *Piper Jaffray & Company - Analyst*

Doug Schenkel *Cowen and Company - Analyst*

Brandon Couillard *Jefferies & Company - Analyst*

Brian Weinstein *William Blair & Company - Analyst*

Vijay Kumar *ISI Group - Analyst*

Glenn Novarro *RBC Capital Markets - Analyst*

Ravi Misra *Leerink Partners - Analyst*

Derik de Bruin *BofA Merrill Lynch - Analyst*

Mark Massaro *Canaccord Genuity - Analyst*

PRESENTATION

Operator

Hello, and welcome to BD's fourth fiscal quarter and full FY14 earnings call. At the request of BD, today's call is being recorded. It will be available for replay through November 11, 2014 on the investors page of the BD.com website, or by phone at 800-585-8367 for domestic calls, and area code 404-537-3406 for International calls, using confirmation number 14009656.

(Operator Instructions)

Beginning today's call is Ms. Monique Dolecki, Vice President of Investor Relations. Ms. Dolecki, you may begin.

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NOVEMBER 04, 2014 / 1:00PM, BDX - Q4 2014 Becton Dickinson and Co Earnings Call

Monique Dolecki - *Becton Dickinson and Company - VP of IR*

Thank you, Kristy. Good morning, everyone, and thank you for joining us to review our fourth fiscal quarter results. As we referenced in our press release, we are presenting a set of slides to accompany our remarks on this call. The presentation is posted on the Investor Relations page of our website at BD.com.

During today's call, we will make forward-looking statements, and it is possible that actual results could differ from our expectations. Factors that could cause such differences appear in our fourth fiscal quarter press release, and in the MD&A sections of our recent SEC filings.

We will also discuss some non-GAAP financial measures with respect to our performance. A reconciliation to GAAP measures can be found in our press release and its related financial schedules, and in the slides. A copy of the release, including the financial schedules, is posted on the BD.com website.

Leading the call this morning is Vince Forlenza, Chairman, Chief Executive Officer and President. Also joining us are Chris Reidy, Chief Financial Officer and Executive Vice President of Administration; Bill Kozy, Executive Vice President and Chief Operating Officer; Tom Polen, Segment President; Linda Tharby, Segment President; and Alberto Mas, President of Diagnostic Systems.

At this time, we would like to announce some leadership changes which took place on October 1. Beginning in FY15, we will organize BD into a two-segment structure, which consists of a Medical and Life Sciences segment.

Tom Polen has been promoted to the role of Segment President for BD Medical. This segment is comprised of the medical surgical systems, pharmaceutical systems and diabetes care business units.

Linda Tharby has been promoted to the role of Segment President for our Life Sciences segment. This segment is comprised of the pre-analytical systems, diagnostic systems and biosciences business units.

In their new roles, Linda and Tom will continue to report to Bill Kozy, Executive Vice President and Chief Operating Officer. For the purposes of today's call, Tom will answer any questions related to medical, and Linda will answer any questions related to Life Sciences.

As we stated in our press release, earnings per share were impacted by some one-time charges this quarter. Further information about these charges, and other adjustments in the current and prior year, can be found in the additional reconciliation of non-GAAP financial measures.

For the purposes of our conference call today, we will refer to adjusted diluted earnings per share, excluding these charges. The medical device tax in the first quarter of this FY14 was $14 million, or $0.05 per share. In certain circumstances, we will also exclude the medical device tax from our results.

Please note that all FY15 guidance provided is on a BD standalone basis. As we move closer to our anticipated closing of the CareFusion acquisition, we will provide more explicit guidance on the pro forma financials for the combined company.

We would also like to remind everyone that going forward, adjusted EPS will also exclude the amortization of acquisition-related intangibles. When we refer to EPS in our remarks, unless otherwise noted, we are referring to adjusted cash EPS.

Also, guidance will be provided for diagnostics and biosciences for FY15. However, beyond 2015, our guidance will reflect earnings structure.

It is now my pleasure to turn the call over to Vince.

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NOVEMBER 04, 2014 / 1:00PM, BDX - Q4 2014 Becton Dickinson and Co Earnings Call

Vince Forlenza - *Becton Dickinson and Company - Chairman, CEO & President*

Thank you, Monique, and good morning, everyone. Before we discuss the Company's performance, I would like to comment briefly on the organizational changes Monique just walked you through.

Last November, we had announced the promotions of Linda and Tom to Group President, as well as several other leadership changes. Over the past year, we have continued to bolster our leadership structure to help ensure our future success and continued development of our senior leaders. This new structure is more reflective of the Company's strategy and increased focus on growth, as we develop more impactful solutions for our customers.

The change to a two-segment structure will also enable us to seek strategic synergies across our portfolio, with the CareFusion business being reported within our medical segment, once the transaction is completed. We are extremely pleased to have Tom and Linda in their new roles, as they help lead the Company to our next phase of growth.

Turning to slide 4, I would like to highlight some key achievements in FY14. First, our strategy of investing and innovating for growth continues to deliver results, as evidenced by our strong finish to the year. Revenue growth was robust at 5.2%, which includes 20 basis points of growth from acquisitions.

Our core remains strong, and our product pipeline continues to drive growth across the portfolio, with new products as a percentage of revenue going from 13% to about 15% over the past year. Second, we have continued to strategically invest in higher growth emerging markets. We made an incremental investment of $40 million in FY14.

Emerging markets grew over 12%, and continued to be a key driver of growth for the Company. We have one of the highest percentages of sales in emerging markets in our peer group, at about 25% of total revenue.

Third, we have continued to refine our operating effectiveness and efficiency initiatives, which continue to drive underlying margin expansion. Our ReLoCo program has benefited us incrementally by more than $30 million this year.

We remain focused on these programs, and also on efficient utilization of our global shared service centers and end-to-end process improvement opportunities. Fourth, we completed our 42nd consecutive year of dividend increases, and also repurchased $400 million in shares through our share repurchase program, which highlights our effective deployment of capital.

Finally, we have built a strong foundation for continued growth. We continue to proactively adapt to today's dynamic healthcare environment by transitioning from a product-focused company to a customer-focused provider of healthcare solutions.

Our announced acquisition of CareFusion helps us significantly accelerate that strategy. The powerful combination of the two companies will further enable us to deliver end-to-end solutions that increase efficiencies, reduce medication errors, and improve patient safety in both hospitals and pharmacies.

Moving to slide 5, you will see the guidance for FY15 on a currency neutral basis. For FY15, we expect currency neutral revenue growth of 4.5% to 5%, based on our current view of the environment.

Of course, we have contemplated a number of factors that could bring us above or below that range, including pricing, a stronger or weaker flu season than expected, product launches, emerging market growth, macroeconomic conditions, and the impact of the Affordable Care Act. On the bottom line, we will continue to drive high quality earnings growth.

For FY15, we expect adjusted EPS growth to be between 8% and 9%. When excluding the unfavorable impact of the suspension of our share repurchase program, EPS growth would be between 9% and 10%.

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NOVEMBER 04, 2014 / 1:00PM, BDX - Q4 2014 Becton Dickinson and Co Earnings Call

Now I'd like to turn the call over to Chris, who will walk you through our financial performance in the fourth quarter, along with additional details about our FY15 guidance.

Chris Reidy - *Becton Dickinson and Company - CFO & EVP of Administration*

Thanks, Vince, and good morning, everyone. I'd like to begin on slide 7, by discussing the key highlights for the fourth quarter, which I'll speak to on a currency neutral basis.

We are pleased with our fourth-quarter results. Solid revenue growth of 4.6% was driven by our medical and diagnostic segments.

As we anticipated and communicated on our last call, pricing declined about 50 basis points in the quarter, bringing the total year pricing impact to about flat. Biosciences growth was impacted by an unfavorable comparison to the prior year, as we expected.

We continue to see strong growth in emerging markets and International safety sales. We also experienced a tax rate benefit in the quarter, which was offset by unfavorable currency.

This quarter, we recorded EPS pretax charges totaling $46 million, or $0.15 per share, which primarily consisted of a workforce reduction charge, as a result of operational restructuring activities. Adjusted EPS growth in the quarter was strong, at 13%.

On slide 8, I'll review our revenue growth by segment on a currency neutral basis. Fourth-quarter revenue growth was 4.6% for the total company. BD medical fourth-quarter medical revenues increased 6.1%.

Growth in the segment was driven by good performance in all three business units. Medical surgical systems growth was 4.7%, with continued strength in Emerging Markets and International safety sales.

Growth in diabetes care was 8.1%. This reflects the continued strength of pen needles sales and a favorable comparison to the prior year. Pharmaceutical systems growth of 7% was favorably impacted by ordering patterns.

For the total year, the medical segment grew 6.3%, which was aided by a non-annualized acquisition. This contributed about 30 basis points, bringing organic growth to 6%.

BD diagnostics fourth-quarter revenues increased 4.2%. The segment's growth was driven by solid sales of pre-analytical systems, safety engineered products, and solid growth in diagnostic systems.

Diagnostic systems benefited from strong sales in microbiology and continued progress with our KIESTRA rollout. For the total year, the diagnostic segment grew 3.3%.

BD biosciences revenue growth was about flat in the quarter, which was impacted by an unfavorable comparison to the prior year. You may recall last year, we had a particularly strong fourth quarter, related to timing in Western Europe and Japan stimulus revenues. For the total year, the biosciences segment grew 5.5%.

Moving to slide 9, I'll walk you through our geographic revenues for the fourth quarter on a currency neutral basis. BD's reported US revenues increased 2.3% versus the prior year. We continue to view the hospital environment in the US as stable.

Revenue in our US medical segment increased by 3.4%. Strong growth in diabetes care was driven by pen needle revenues, which include our BD Nano and BD AutoShield Duo product. Growth was also aided in part by a favorable prior-year comparison, as previously mentioned.

US diagnostics results were flat for the quarter. This reflects solid growth in pre-analytical systems, and strong growth in microbiology. This was offset by continued softness in women's health and cancer, due to extended cervical cancer screening intervals.

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NOVEMBER 04, 2014 / 1:00PM, BDX - Q4 2014 Becton Dickinson and Co Earnings Call

We also continue to experience US share losses in our ProbeTec business, which is consistent with what we've communicated the past two quarters. US biosciences revenues grew 4.4%, driven by solid reagent and instrument growth.

Moving on to International, we continue to see strong growth. Revenues grew 6.2%, driven by solid growth in medical and diagnostics, both of which grew 7.8%. Both segments experienced strong growth in emerging markets and International safety sales.

Biosciences declined 1.8%. This was due to the aforementioned prior-year comparison, primarily due to timing in Western Europe. For the total year, US revenues grew 1.9% and International revenues grew 7.6%.

On slide 10, emerging market revenues grew 13.2% currency neutral, and accounted for over 26% of our total revenues. This strong performance was driven by growth in medical and diagnostics.

China revenues grew by 21.4%, and safety sales and emerging markets grew by 18.6%. We saw double-digit growth across all emerging markets in the fourth quarter and for the total year. As we continue to build our infrastructure and focus on localized R&D, it is evident that our investments in emerging markets continue to drive robust growth for the Company.

Moving global safety on slide 11, currency neutral sales increased 5.5%, and grew to $566 million in the quarter. Revenues in the US declined about 0.8%, which was impacted by an unfavorable comparison to the prior year. International safety sales grew 13.7%.

Medical safety sales grew 6.4%, while diagnostics grew 4.6%, driven by a range of safety engineered products. For the total year, safety revenue grew 6.6% currency neutral, driven by strong International growth of 12.3%.

Turning to slide 12, foreign currency had an unfavorable impact of about 80 basis points on our gross profit margin in the quarter, which was higher than our expectations. On a performance basis, margin expansion was driven by positive contributions from ReLoCo, continuous improvement and pension. These contributions were more than offset by the unfavorable impact of mix, pricing, startup-related costs and raw materials.

Slide 13 recaps the fourth quarter income statement and highlights our foreign currency neutral results. Since we've already discussed revenue and gross profit, I'll move down the income statement to SSG&A.

As a percentage of sales, SSG&A decreased in the quarter. This was driven by sustained cost containment, a favorable comparison to the prior period's legal expenses, and favorable pension benefits.

R&D was 6% of sales in the quarter, which was in line with our expectations, as we continue to invest in new products and platforms. Operating income grew 10.1%, driven by solid revenue and gross profit growth, coupled with better leverage in SSG&A.

Our tax rate improved 280 basis points over the prior year, which was largely contemplated in our guidance. The improvement was due to favorable geographic mix. Adjusted EPS in the quarter was $1.68, or an increase of 13%.

Turning to slide 14, I'd like to walk you through our expected revenue guidance for the full FY15. In summary, we expect revenue growth of 4.5% to 5% on a currency neutral basis. From a timing perspective, we expect currency neutral revenue growth in the first quarter to be below the low end of this range, due to an unfavorable comparison to the prior-year period.

On a reported basis, revenue growth is expected to be between 2% and 2.5%, reflecting an FX headwind of 200 to 250 basis points. This assumes a euro-to-dollar exchange ratio of $1.27.

At current spot rates, all major currencies relative to the US dollar are down about 8% versus the first quarter of 2014. We expect this unfavorable impact to be the most acute in the first quarter, with a headwind greater than 250 basis points. We expect the currency impact to moderate through the rest of the year.

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NOVEMBER 04, 2014 / 1:00PM, BDX - Q4 2014 Becton Dickinson and Co Earnings Call

Moving on to the segments, we expect BD medical to grow between 4.5% to 5%. This is slightly lower growth profile than we experienced in FY14, due to share gain and a benefit from the SSI acquisitions.

We expect our life sciences segment to grow about 4.5%. And within life sciences, we expect diagnostics to grow between 4% to 4.5%, and biosciences to grow about 4.5% to 5%.

Our acquisitions have annualized, and will be included in our base going forward. This excludes our two most recently closed acquisitions, which are not expected to contribute materially to revenue in FY15.

We expect revenue growth to continue to be driven by new product launches in all three of our segments, continued growth of safety engineered devices, and emerging markets. We anticipate emerging market growth in FY15 to be broadly in line with 2014 growth.

The growth drivers I just mentioned will be partially offset by the expected unfavorable impact of pricing pressure. Based on our current view of the environment, we expect pricing to normalize at about 30 to 40 basis points of pressure for the year.

Moving on to slide 15, there are a number of moving parts that impact earnings per share in FY15. For modeling purposes, and to ensure consistency, I'd like to provide more color on the EPS guidance.

When we announced the CareFusion acquisition, we informed you that we would be moving to an adjusted cash EPS basis to increase transparency into our underlying business performance. Going forward, that means that we will add back the amortization of acquisition-related intangibles to adjusted earnings per share. For FY14, this changed our adjusted EPS from $6.25 to $6.50, which is ratable across all four quarters.

FY15, we expect to grow earnings by about 9% to 10% on an underlying basis. This is very consistent with the earnings growth profile we have communicated for some time.

The unfavorable impact of the suspension of our share repurchase program is worth about 100 basis points, bringing earnings growth to 8% to 9%. Assuming current spot rates, the unfavorable impact of foreign currency is about 400 basis points, bringing adjusted earnings growth to 4% to 5%.

From a timing perspective, the impact of unfavorable currency will be most acute in the first quarter, similar to revenue. In the first quarter, we expect EPS to be about flat when compared with the first quarter of FY14. For the first half of the year, we expect currency neutral earnings growth to track slightly below our guided range of 8% to 9%.

Turning to slide 16, I'd like to walk through our additional elements of our guidance for the full FY15. As a reminder, all FY15 guidance will exclude the amortization of acquisition-related intangibles.

We expect gross profit margin to be approximately 52%. Performance improvements are largely offset by negative currency translation, pricing pressure and pension. Our ReLoCo cost savings program is expected to deliver savings broadly in line with benefits experienced in FY14.

SSG&A as a percentage of sales is expected to be about 25%. Our guidance also reflects continued investments in emerging markets, as well as costs related to new product launches.

We expect our R&D investment to be in line with FY14, at about 6% of revenues. We continue to invest in new products and platforms, including incremental R&D investments in emerging markets. As a result of the items I just detailed, operating margin is expected to be between 20.5% and 21% of revenues.

Excluding the unfavorable impact of foreign currency, we expect our underlying operating margin to improve by about 40 to 50 basis points. This also excludes pension headwinds, which equal approximately half of the margin expansion.

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NOVEMBER 04, 2014 / 1:00PM, BDX - Q4 2014 Becton Dickinson and Co Earnings Call

We expect our tax rate to be between 21.5% and 22.5%, as we continue to see improvement from geographic mix. For FY15, we anticipate our average fully diluted share count to be broadly in line with FY14.

Cash flow is expected to remain strong, with operating cash flow of about $1.85 billion in FY15. Capital expenditures are expected to be about $625 million.

Our guidance also contemplates the GenCell acquisition, which does not materially impact earnings.

With respect to our anticipated CareFusion acquisition, things are progressing according to plan, and we do not have any updates to the financial parameters we described when we announced the deal last month.

Now I'd like to turn the call back over to Vince, who will provide you with an update on our product portfolio.

Vince Forlenza - *Becton Dickinson and Company - Chairman, CEO & President*

Thank you, Chris. Before I review our pipeline, I would like to take a moment to provide a quick integration update on the CareFusion acquisition, and make a few remarks about our recent acquisition of GenCell. While we announced the -- we just announced the CareFusion acquisition one month ago, our planning efforts are in line with where we expected to be, and are off to a great start.

I've had the opportunity to visit CareFusion's headquarters, and have met with a number of the CareFusion Associates. As we spend more time together, I feel even more confident that the complementary nature of our two companies will make for a successful integration.

As we shared with you on our investor conference call on October 6, Bill Kozy is leading this integration effort. Our integration team is in place, which includes key members from BD and CareFusion.

There has been a great deal of planning, hard work and activity in a short period of time. In a sizable acquisition like this, the success of the integration is of critical importance, and we will continue to keep you updated as we move forward.

We are also underway with the integration activities of our latest acquisition in the life science area, with our acquisition of GenCell. GenCell is a small biotech company that has developed proprietary technology to address key biological analysis protocols for library preparation for next generation sequencing and genotyping applications. These technologies automate library preparation workflow, making it more efficient, reliable and less costly to perform.

Next generation sequencing is a fast-growing space that represents a great opportunity for BD. As the NGS market moves to the clinic, BD is well-positioned with relevant experience in bringing products from research to clinical markets, pre-analytical sample collection, and sample preparation in diagnostic systems. BD will combine this experience with GenCell's proprietary technology to meet unmet needs with upfront NGS workflow.

Moving on to slide 18, we have been discussing our robust pipeline for some time now. And in FY14, there were a number of product launches.

I will not review them in detail, but they are highlighted on slides 18 and 19. We are committed to the successful ramp-up of these products, while we also look to the future and continue to expand our portfolio.

Moving on to slide 20, we have some new product launches that we would like to share with you. We are very excited about a new product in the insulin infusion set category, which you have heard us talk about for some time now. This new product introduction is the result of the work we have been doing together with the Juvenile Diabetes Research Foundation.

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NOVEMBER 04, 2014 / 1:00PM, BDX - Q4 2014 Becton Dickinson and Co Earnings Call

The BD Infusion Set is aimed at improving the consistency of insulin delivery for the users of durable infusion pumps, which aligns with the clinical goal of tight glycemic control and avoiding hyperglycemic episodes. We expect FDA clearance for this product in the second half of FY15. We will update you on the product launch timing as we continue to make progress.

For BD Simplist, we recently received FDA approval of Midazolam. As we shared with you recently, BD Simplist requires a change in clinical processes, and uptake has been slower than expected. Those who have converted are pleased with the product.

We have taken actions to re-prioritize our portfolio to focus on drugs where a ready-to-use pre-filled syringe is most valued by our customers. Specifically, those at highest risk of medication errors or those used in urgent care settings.

The next two drugs meeting those criteria are hydromorphone and heparin, both expected to launch in 2016. We will continue to keep you updated as our launches progress.

In biosciences, we recently launched in Europe the first component of our BD OneFlow Solution for clinical reagents. This reagent and standardized instrument solution provides powerful analysis capabilities to improve efficiency, accuracy and objectivity in leukemia and lymphoma diagnosis.

We also recently launched three new BD Horizon dyes, and we are anticipating launching several more dyes in 2015. Our novel BD Horizon dyes, based on Sirigen technology, are used by external researchers to perform complex multicolor analysis, and have increased the number of parameters or colors by which single cells can be analyzed using flow cytometry. In FY15, we expect to launch the X-14 research instrument, to deliver high-performance multicolor analysis with a compact footprint and a unique optical configurations, to enable use of traditional or the novel BD Horizon brilliant reagent portfolio, for a wide variety of research applications.

We are also looking forward to the launch of our BD FACSVia instrument. The FACSVia is based on the Accuri platform, and is a low-cost, easy-to-use instrument for clinical applications. We are targeting this launch primarily for emerging markets, with an initial focus on China.

On slide 21, you can see the anticipated products in our diagnostics business. On the BD MAX, we will be building upon the solid base of our novel assay launches in 2014, such as MRSA XT and our enteric panels.

Our enteric strategy for 2015 includes assays for parasites, as well as extended bacterial and viral testing. The availability of rapid molecular tests in these areas represents a significant improvement to the current testing methods available today, and we are confident that this will bring meaningful benefits to our customers.

Our GC/CT assay is expected to launch in Europe in the third quarter of this year. This is a test that we currently have on our BD Viper instrument, which will now be available for our BD MAX customers, as well.

We are expecting the full launch of the BD Totalys system in our women's health and cancer area. This front end automation system for screening cervical cancer has already been well-received in Europe this year, and we look forward to its launch in the US. As you can see, we continue to have strong opportunities in our pipeline, and we look forward to sharing our progress with you as we make progress throughout the year.

Before I summarize the presentation and open up this call for questions, I'd like to take a moment to address the Ebola epidemic. We have been working with a number of foundations to provide essential medical supplies and support, and have donated about $850,000 to date in cash and products. We have provided safety syringes, vacutainer tubes, easy care scrub products, and the BD Insyte Autoguard with blood control, to train -- and also to train and equip healthcare workers.

With the recent launch of the total nucleic acid kits on the BD MAX, the diagnostics team has been working closely with multiple organizations to develop fully automated diagnostic tests for Ebola detection. Our molecular scientists and global partners are actively pursuing a fast, accurate and fully automated molecular detection solution that would fit in with the needs of the developing world, which is most impacted by the disease. We will continue to use our clinical knowledge and expertise to assist in this outbreak, and fulfill our mission and purpose of helping all people live healthy lives.

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NOVEMBER 04, 2014 / 1:00PM, BDX - Q4 2014 Becton Dickinson and Co Earnings Call

On slide 22, before we open the call to questions, I'd like to reiterate the key messages from our presentation today. First, we are pleased with our strong FY14 results. We have exceeded our financial and operating goals for this year, which delivered strong financial results and continued operating efficiencies.

Second, our core remains strong. Our investments drove robust revenue growth of 5.2%, and we continued to deliver high-quality double-digit earnings growth of 11.4% this fiscal year.

We expect to deliver a similar growth profile in FY15, with top line growth of 4.5% to 5%, and earnings growth of 8% to 9%. We're pleased with the financial performance we continue to deliver, and believe we have built a strong foundation for future growth.

Third, we continue to evolve, and remain dedicated to becoming a customer-focused provider of healthcare solutions. We are excited about the acquisition of CareFusion, and look forward to updating you as we continue to make progress. The powerful combination of these two companies will significantly accelerate our strategy.

Finally, we continue to deliver superior healthcare products to our customers, and value to our shareholders. We look forward to 2015 with enthusiasm and confidence.

Thank you. We will now open the call to questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions)

Mike Weinstein, JPMorgan.

Mike Weinstein - *JPMorgan - Analyst*

I want to start with the guidance. It looks like the -- if I look at your FY15 guidance versus consensus, that the underlying picture is the same, but the principal difference is the impact on FX. Looks like it's a little bit more than the Street was modeling. And obviously, the Street was still assuming a share count. So when we think about the base, off of which we will be adding CareFusion, any additional comments you want to make? I know you said, at the time of the CareFusion acquisition, double-digit EPS accretion in year one. Anything else we should be thinking about, just to get our models more in line with your comments today?

Vince Forlenza - *Becton Dickinson and Company - Chairman, CEO & President*

Mike, it's Vince. It was really difficult to understand what you were saying. What I picked up was that the guidance for 2015 was broadly in line on an FX neutral basis. And so underlying it was pretty much I think what you would have expected, most people would have expected. But also, some people did not have the cessation of the share repurchase in their estimates. So that was the first point.

The second point was, you were asking us, was there any update to the acquisition guidance that we're giving? And I'll -- there really isn't, but I'll ask Chris if there's anything else he'd like to say on that.

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NOVEMBER 04, 2014 / 1:00PM, BDX - Q4 2014 Becton Dickinson and Co Earnings Call

Chris Reidy - *Becton Dickinson and Company - CFO & EVP of Administration*

Yes, just a couple of things, Mike. You're absolutely right that it was a mixed bag out there. A lot of moving parts, apples and oranges, in terms of looking forward on 2015. Not the least of which is moving to a cash EPS. I think this chart that we put up, slide 15, was an attempt to walk through that so we're all on the same page. So we got you the cash EPS. What we wanted to show is the underlying performance is very strong, consistent with what we've done over the last few years, and what we have as a goal is a 9% to 10%.

We do get an impact of the fact that we're suspending the share buyback, in anticipation of the CareFusion deal, of about 1%. And then the other is the headwinds from foreign currency. And we went to some detail to give you not only the sense for the year, but how much of that impacts in the first quarter. So hopefully that gets everybody on the same page. In terms of going forward on CareFusion, we'll provide much more clarity on that as we approach the deal, and the deal close. And really nothing to update from what we talked about upon the announcement of the deal of the significant low teens accretion, and the performance from an ROIC standpoint, et cetera.

So really just a reiteration of that. Nothing new to report. We'll certainly keep everyone up-to-date as the deal progresses.

Mike Weinstein - *JPMorgan - Analyst*

Okay. If I can follow-up with one other question. And hopefully, the connection's fine here. We've had companies report different data points on the emerging markets this quarter. Your performance was strong. We've had companies talk about Brazil not really growing this quarter. And that's as much outside of healthcare as in. And then there's been a number of reports about China slowing outside of healthcare. Are you seeing either of those end markets slow in your business? Any reason for concern that you're seeing?

Vince Forlenza - *Becton Dickinson and Company - Chairman, CEO & President*

So Mike, this is Vince. No, we haven't seen emerging markets slowing down. And that's across the board in our product categories. So it appears to us that, even though there's some macroeconomic factors out there in those marketplaces, for our categories and fundamentals, the governments are still investing in healthcare. And we saw a strong performance across the board, not just in China but in all geographies. But thanks for those questions.

Operator

David Roman, Goldman Sachs.

David Roman - *Goldman Sachs - Analyst*

I wanted to start with one question, Vince, to follow-up on your pipeline discussion at the end of the call. Most specifically on the BD Rx side of the business. I think you did give us a number of updates about key new products coming in the 2016 timeframe. But maybe you could help give us a broader update on that franchise? How things are going, with respect to gaining traction with group purchasing organizations? And where you are in developing an appropriate-sized product bag to make yourselves more competitive with the bigger players?

Vince Forlenza - *Becton Dickinson and Company - Chairman, CEO & President*

Sure. So as I mentioned in my remarks, it has been going slower, number one. And we have started to get some traction in the last quarter. But it's really fundamental to us to reorient that product line towards products that are really -- it's where safety errors, drug errors, are much more important from a safety aspect. And I mentioned that we'll have two drugs coming out in 2016, which have those characteristics.

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NOVEMBER 04, 2014 / 1:00PM, BDX - Q4 2014 Becton Dickinson and Co Earnings Call

So we're on a ramp that is slower than we thought. So we don't believe we're going to hit those initial targets in the timeframe that we were talking about a couple years ago. But we remain committed to the business. Anything else you would want to say from a portfolio standpoint, Tom?

Tom Polen - *Becton Dickinson and Company - Segment President*

Hi David, this is Tom. I think, Vince, the only thing I could add is that, to your question, David, we actually have put BD Rx successfully to a number of the large GPO agreements. So we do have that in place. We have four drugs launched today. As you think about, really, one of those fits that high-risk, high-value molecule. That's morphine. And as Vince mentioned earlier, the next two that fit that high-need in a pre-filled format launching in 2016. So we'll continue to keep you updated as those progress.

David Roman - *Goldman Sachs - Analyst*

Okay. Can I ask a financial follow-up question?

Vince Forlenza - *Becton Dickinson and Company - Chairman, CEO & President*

Sure.

David Roman - *Goldman Sachs - Analyst*

Okay, so maybe just looking at the guidance, just on cash flow for FY15. And maybe Chris, you could comment on what looks to be a very significant step-up in CapEx in the fourth quarter. It looks like almost a doubling of where the run rate has been, on a quarterly basis. And then what drives the 100 -- what's driving the CapEx side, and what's driving the $100 million increase in free cash flow guidance for FY15?

Chris Reidy - *Becton Dickinson and Company - CFO & EVP of Administration*

Sure. So the CapEx situation, as we had talked about a few times last year, we are looking at spending more capital internationally. And some of that is going into our plants within China, for example. And so a lot of that hits -- it's a lumpy kind of thing, and we knew it would be. And we expected it to hit in the fourth quarter, so we weren't surprised by that. And so we came in about where we expected to for the year. We have ramped that up again next year, and pretty much for the same reason.

A little bit more in the way of International spending, which we think is prudent, and certainly is resulting in good returns. In terms of operating cash flow, really, it's the total income flowing down through the operating cash flow. Sometimes that gets a little lumpy, as you know, in terms of timing of payments, et cetera, and the working capital. But as we look out next year, we see most of that flowing through, and everything else staying neutral. So you get the benefit of that going up in the total cash flow.

Operator

Rick Wise, Stifel.

Rick Wise - *Stifel Nicolaus & Company - Analyst*

Couple questions. First, US medical. Can you give us a little more color? US medical seemed a bit soft, and I guess that's US safety. Any more color on what's happening there? I mean, it sounds like you see the environment is stable. Just remind us again what's happening there -- happened there in the fourth quarter? And what may or may not change in the year ahead?

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NOVEMBER 04, 2014 / 1:00PM, BDX—Q4 2014 Becton Dickinson and Co Earnings Call
Sure, Tom Polen will do that for you, Rick.
Tom Polen—Becton Dickinson and Company—Segment President
Rick, this is Tom. As you said, as we’ve mentioned before, the US market, we do view as mature from a safety perspective, but we also view it as stable. One of the things to note is that, in addition, the US safety sales in the quarter did reflect a small regional reclassification of certain sales related to the safety syringe acquisition. And so with that re-class, actually, growth was slightly positive for the quarter in the medical segment. And due to this change, our US safety growth rate may be just a little bit lighter for the next couple quarters, with a corresponding uptick in International, as that reclassification annualizes.
Rick Wise—Stifel Nicolaus & Company—Analyst
Got you. And Vince, in — some of your recent public comments on G&A, you basically said, I think publicly, that ex-the China investment and Everest, the G&A is coming down. You’re starting to see it come down. You used language like that, if I’m quoting you accurately. Remind us, where are you with those investments? And specifically on China, do you have to keep spending the $40 million per year to drive the growth we’re seeing? Does that come to an end at some point? Just any more color there would be helpful. Thank you.
Vince Forlenza—Becton Dickinson and Company—Chairman, CEO & President
Sure. Rick, that’s two pieces. One is, overall G&A has been coming down as a percent of sales, as we moved processes into shared service centers around the globe. And we believed we have much more to do in that area, number one. Number two, as we look at synergies with CareFusion, we’ll be taking a all-in company look at that, from an end-to-end business process standpoint. So more work to be done there, and more opportunity.
Now, in terms of investments in emerging markets, it’s more the investment in the sales and marketing side. There is some investment in G&A, but less going into G&A, more going into coverage build, as we build into tier two in China, and we continue to expand coverage in other geographies. In this plan, Rick, for 2015, we continued to have a significant investment in emerging markets to drive top line growth. So it’s not so much G&A as it is the sales and marketing side.
Operator
David Lewis, Morgan Stanley.
Scott Wang—Morgan Stanley—Analyst
This is actually Scott Wang in for David Lewis. Just two quick ones for me. First, Vince or Bill, you’ve now had the chance to spend some more time with CareFusion management, and delve deeper into the integration planning. Can you share your updated thoughts around the fit of infection prevention? And also the ventilation business, and whether that’s a priority, longer term, for the pro forma company?
Vince Forlenza—Becton Dickinson and Company—Chairman, CEO & President
So I’ll take that one. We’re still very early on, in terms of looking at the portfolio. What I’ve said is, we will go through the same kind of strategic review we go through all of our product lines, number one. Number two, we’ll be looking to see if we can develop leading positions with those product lines.
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NOVEMBER 04, 2014 / 1:00PM, BDX - Q4 2014 Becton Dickinson and Co Earnings Call

And then based on that, we'll decide exactly where we're going to invest our money. And that work will go on over the next few months, and we'll crystallize where we're going to come out. But it would be premature to say anything past that. We have seen some very exciting opportunities in those businesses, so we'll get back to you later, as we clarify, both strategically and financially, on the deal.

Scott Lang - *Morgan Stanley - Analyst*

Fair enough. Can you also comment a little bit on share dynamics within diagnostics? In particular, in the molecular space? And also give us some color as to why re-structure the operations now versus later on down the line?

Vince Forlenza - *Becton Dickinson and Company - Chairman, CEO & President*

I'll take the second half of the question, then I'll ask Linda and Alberto to comment specifically about diagnostics and life sciences. So the work that we started was about a year ago, to look at more solutions for the customer. And we started around individual businesses. You saw that in microbiology, with the acquisition of KIESTRA. And you've seen how successful we have been with that plug-in acquisition. Linda's role on the life science side started with two of the three businesses, and the idea was to begin the work, what strategies can we develop more broadly around solutions, leveraging across the segment?

We have not re-structured the segment, nor restructured those businesses. But this is more of a strategic thrust, looking at how we work across businesses, and strategies that can cross those businesses. And Linda started that work a year ago, and we will accelerate that work. Some of that work resulted in the acquisition of GenCell. So that's that piece. If we come to what's happening in molecular, Linda, I'll ask you to make a first comment, and then maybe Alberto will fill in some details.

Linda Tharby - *Becton Dickinson and Company - Segment President*

Thanks. Linda here. First, on the molecular side, just broadly. As we've reported, we continue to see some share loss, relative to our ProbeTec business, and also in our women's health and cancer, also affected by the interval testing. We also, though, on a share gain, are doing very well with our core micro business, with our flu business, and also increased placements on our MAX system. Alberto, I don't know if you want to add anything to that.

Alberto Mas - *Becton Dickinson and Company - President of Diagnostic Systems*

No. I think that's where we're seeing most of the share loss is in the ProbeTec business, as you mentioned. On some older platforms, we're seeing some much more modest share erosion in some of the MRSA. But with a new assay in MRSA XP, we think that we can actually regain the momentum backwards. And also with our enteric launches, and we think that we can build that momentum. But we're growing in the other categories in MAX. So we're actually very happy with the momentum that we're actually gaining with the platform.

Vince Forlenza - *Becton Dickinson and Company - Chairman, CEO & President*

Alberto, you might want to comment on where we stand with that one big account that we lost, which has been the majority of the share loss.

Alberto Mas - *Becton Dickinson and Company - President of Diagnostic Systems*

That's on the CT/GC side, and it's -- we expect a little bit more of -- there's mostly behind that, is the good news. So that's going to be annualized into -- going into next year. There's a little bit still left in the first quarter, but to a much lesser extent this year. And after that, we're basically done in annualized.

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NOVEMBER 04, 2014 / 1:00PM, BDX—Q4 2014 Becton Dickinson and Co Earnings Call
So year on year, we’re starting to see the growth rate in that business go up, when you net all that together?
Alberto Mas—Becton Dickinson and Company—President of Diagnostic Systems
Right. Correct.
Vince Forlenza—Becton Dickinson and Company—Chairman, CEO & President
Thanks for the question.
Operator
Kristen Stewart, Deutsche Bank.
Kristen Stewart—Deutsche Bank—Analyst
Just want to go back, Chris, to some of the comments you had made on operating margins side. Can you go back and parse out how much of the operating margin movement is related to FX and pension? And then what the core expansion is for 2015, relative to what you saw in 2014?
Chris Reidy—Becton Dickinson and Company—CFO & EVP of Administration
Sure. So let’s start, Kristen, with 2014. 2014 was basically about 70 basis points of underlying margin expansion, which was in line with what our expectations were. But as we had said throughout last year, we actually had a pension tailwind last year, based on where the interest rates were, as of the beginning of last year. So that accounted for about a half of that.
And then on a reported basis, including FX, you had about 70 basis points of FX pressure. And then just to complete the dots there, you also have additional 20 of the medical device tax which flowed into the first quarter. So essentially, the way to think about that is, 70 basis points underlying, and offset, essentially, by FX. And then a little bit of pressure down of 20 basis points for medical device. As we look at 2015, we’re looking at the underlying margin expansion being 40 to 50 basis points. But as you probably know, pension flips the other way, and the interest rates go the other way. And about half of that 40 to 50 basis points will be pension headwinds, going forward.
We get a little bit of pressure from FX, and not quite as much on the margin basis as you saw this year. So probably 20 basis points or thereabouts of pressure from FX in the operating margin, going forward.
Kristen Stewart—Deutsche Bank—Analyst
Okay. So the pension amount is not included within the 40 to 50. So it’s 40 to 50 underlying, and then pension takes that down about half?
Chris Reidy—Becton Dickinson and Company—CFO & EVP of Administration
About half. Exactly. So kind of a flip to the story in 2014.
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NOVEMBER 04, 2014 / 1:00PM, BDX - Q4 2014 Becton Dickinson and Co Earnings Call

Kristen Stewart - *Deutsche Bank - Analyst*

Okay. Perfect. And then, just in terms of CareFusion, I know there's been a lot of discussion out there on their aspirations for operating margins improvements. I think they've quantified about 100 basis points here. Can you help us understand what you've said, related to the acquisition, with the incremental cost synergies? And some of the margin expansion that you may be looking towards that may, perhaps, double-count if some people are looking at their targets?

Chris Reidy - *Becton Dickinson and Company - CFO & EVP of Administration*

Sure. Thanks. So what we had said, when we made the announcement, is that there would be $250 million of synergies, as you know. Now, when we were looking at the pricing, and what we would be interested in paying for CareFusion, we did our own modeling. We actually did baseline that at around 70 basis points of margin improvement, which is, quite frankly, still a pretty high-stepping to get to 70 basis points, and a lot has to happen. So that's the way we valued it, and the 250 was incremental to that.

If you were modeling 100 basis points a year for the next three years, you should think maybe $200 million on top of the 100 basis points. So there is about $50 million overlap on some of the things that we think are more likely to be done as we -- through synergies, than would have been able to be done on a standalone basis.

Vince Forlenza - *Becton Dickinson and Company - Chairman, CEO & President*

Okay. Thanks very much.

Operator

Bill Quirk, Piper Jaffray.

Bill Quirk - *Piper Jaffray & Company - Analyst*

First question, just hoping some additional details on the diabetes franchise. I'm just trying to get a little bit better handle on the background from the underlying growth. And talk to us a little bit about the sustainability here. Thanks.

Vince Forlenza - *Becton Dickinson and Company - Chairman, CEO & President*

Sure. Tom Polen can take that. You saw it was another strong quarter for diabetes care. Tom?

Tom Polen - *Becton Dickinson and Company - Segment President*

Bill, this is Tom. As you mentioned, overall, a strong year for diabetes, driven, as Vince mentioned before, by new product launches, specifically the Nano pen needle, which continues to have very strong adoption around the world. In regards to your question around underlying growth, obviously in Q4, we did have a very strong quarter at 8.1%. Q4 was favorably impacted by a prior-year comparison.

And we do believe that that growth rate is a little bit above the underlying growth of the business. And so we think, back in perspective of the medical segment growth in 2015 guidance being in that 4.5% to 5%, we certainly see diabetes care on the upper side of that, as one of the higher growth businesses within the segment. And we see that sustaining going forward. But just maybe not at that rate that you're seeing in Q4, due to some one-time activity there.

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NOVEMBER 04, 2014 / 1:00PM, BDX - Q4 2014 Becton Dickinson and Co Earnings Call

Bill Quirk - *Piper Jaffray & Company - Analyst*

Got it. And then thinking about the flu season, obviously, the southern hemisphere is going through -- or went through a pretty severe one. There's some expeditions here that we're going to see that ramp up this year, as well. Certainly we've seen some companies suggest that we've seen a little bit of stocking of product, ahead of the traditional season. So I'd be just curious, what you guys are thinking about the flu season here for this coming year? What's styled into guidance, et cetera? Thank you.

Vince Forlenza - *Becton Dickinson and Company - Chairman, CEO & President*

Alberto will take that one for you.

Alberto Mas - *Becton Dickinson and Company - President of Diagnostic Systems*

So our assumption is based on a normal flu season. That's what incorporated into our numbers. Having said that, we are seeing some early stocking, you're right. But right now, we're not taking assuming any assumption that this will -- that this eventually will filter through the system. And we are still assuming that overall, it's going to be a normal flu season. If it's above that, obviously, we will communicate that at that point.

Bill Quirk - *Piper Jaffray & Company - Analyst*

Thank you.

Operator

Doug Schenkel, Cowen and Company.

Doug Schenkel - *Cowen and Company - Analyst*

Your initial growth guidance range for the year is a little bit more narrow than we've seen from you guys. Last couple years, you've guided to a broader range, this year to a little bit tighter. Just wondering if that is indicative of more confidence in the outlook, better visibility heading into FY15, or something along those lines?

Vince Forlenza - *Becton Dickinson and Company - Chairman, CEO & President*

So I would say probably better visibility, and we've had a couple years of a more stable environment. So that gave us the confidence to narrow the range. Nothing more than that, at this point in time.

Chris Reidy - *Becton Dickinson and Company - CFO & EVP of Administration*

We narrowed the range last year fairly quickly, I think, right at the end of first quarter. We narrowed it pretty closely, so not that different.

Doug Schenkel - *Cowen and Company - Analyst*

Okay. And years ago, when we saw big changes in oil prices, we used to talk about related fluctuations in resin prices, and how that might impact your margin outlook. Over the years, you've clearly made pretty significant efforts to mitigate this impact. I just wanted to make sure that there isn't any potential for margin benefit associated with this dynamic, heading into FY15?

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NOVEMBER 04, 2014 / 1:00PM, BDX—Q4 2014 Becton Dickinson and Co Earnings Call
So there’s two different things going on. One is the price of oil is coming down, and of course, we would see that as a good thing. But there is not the capacity in the resin market to let all of that flow through. In fact, there was a problem at one of the plants. There was a fire at one of the suppliers. So capacity is tight. So we are not forecasting that flowing through for the time being. That could change over time, but right now, we don’t have any visibility to that.
Chris Reidy—Becton Dickinson and Company—CFO & EVP of Administration
And you do get a little bit of a lift, in terms of shipping prices or whatever, from vendors, as oil prices go down. And that’s already baked in.
Doug Schenkel—Cowen and Company—Analyst
Okay. Thanks a lot.
Operator
Brandon Couillard, Jefferies.
Brandon Couillard—Jefferies & Company—Analyst
Vince or Chris, in terms of the debt related to the CareFusion deal, are you able to lock that in — those debt terms in earlier rather than later at all? And when would you expect to complete or start the financing or the funding for that?
Chris Reidy—Becton Dickinson and Company—CFO & EVP of Administration
Yes. The answer is you can. As you know, the interest rates ticked down a bit, fortuitously. And so we were able to take the opportunity to lock in some of that appropriately. And so we did take the opportunity to do that. We’re in the process of rolling that out right now, in terms of when we would actually do the financing.
As we get greater visibility to different things, like HSR, that type of thing, we’ll have more confidence. But clearly, you want to do that in advance of the closing, as you’re gaining confidence, in terms of the — when — the timing, more than anything else, of the close, from an HSR standpoint. So you would see us do that in advance, particularly to take advantage of the rate environment.
Brandon Couillard—Jefferies & Company—Analyst
Thanks. And secondly, in terms of the restructuring or workforce reduction, what should we anticipate for the payback for that action be in 2015?
Chris Reidy—Becton Dickinson and Company—CFO & EVP of Administration
It’s in the guidance. And so some of that does flow through. Maybe one-quarter of that amount would flow through, because of the amount of severance payments and the like.
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NOVEMBER 04, 2014 / 1:00PM, BDX—Q4 2014 Becton Dickinson and Co Earnings Call
Operator
Brian Weinstein, William Blair.
Brian Weinstein—William Blair & Company—Analyst
Question on the infusion set launch. It looks like it’s a little bit ahead of where the guidance was for the launch. Can you talk about what changed there? And also, can you comment a little bit on the market opportunity? And how fast you expect to penetrate this? Thanks.
Vince Forlenza—Becton Dickinson and Company—Chairman, CEO & President
So it’s very close to what we were thinking, Brian. So nothing significant changed. We’re making good progress on getting the manufacturing equipment installed and [whatnot]. That’s probably the biggest thing. But Tom, anything else that you would say on that?
Tom Polen—Becton Dickinson and Company—Segment President
No, I think we’ll obviously continue to update, post-approval, more information on our launch timing. We’re certainly — Brian, we’re very excited about the — this is a logical adjacency to our core diabetes pen and syringe business, and add another growth driver to that organization. And we do see the opportunity to take that product, both direct and through partnerships. And I think that’s all we can comment on at this point in time.
Brian Weinstein—William Blair & Company—Analyst
Okay. And then Chris, can you comment a little bit about FX exposure by currency, and update us on that? And then typically, we had thought about 30% to 40% of your top line exposure falling through to the bottom line, given the fact that you’re not doing any hedging. Has that changed at all? Thanks.
Chris Reidy—Becton Dickinson and Company—CFO & EVP of Administration
Sure. So the impact that you will see is clearly, everyone knows that the euro is down comparatively with all of last year, all of 2014, for the most part. In fact, we pegged this at $1.27; it’s down even a tick from that. And — but then you also see weakness in the Japanese yen year over year. The Brazilian real is week. The Canadian dollar is weaker. So all of those things, as I said in my prepared remarks, they were significantly down, particularly in the first quarter.
And so that’s why the impact in the first quarter is greater on the bottom line than the 400 basis points we said for the year. It’s really impacting the first quarter. In terms of the other way to think about it, it’s difficult to give any kind of directional on that. Because as you know, we have the profit and inventory impact, and we’ve talked a lot about that. If you remember, in the first quarter of last year, it was hitting us. And so, it’s hard to give any particular guidance around how much drops to the bottom.
It depends on an awful lot of different factors. So it’s hard to model, is probably what I’m saying, because of the profit and inventory piece.
Operator
Vijay Kumar, ISI Group.
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NOVEMBER 04, 2014 / 1:00PM, BDX—Q4 2014 Becton Dickinson and Co Earnings Call
I think most of my questions have been asked. I had a couple of follow-ups. One, Chris, you were mentioning, on the deal closure timing. So apart from HSR, is there — are there any other regulatory approvals that we need to be aware of, which could cause some uncertainty around the closure timing?
Chris Reidy—Becton Dickinson and Company—CFO & EVP of Administration
It is the HSR and Europe, the equivalent in Europe would be the other. So those would be the most variable. And then obviously, you have the SEC review. We’ll be filing the S4 shortly. Very shortly. And then that starts the clock on their review. And what you hope is that two of them come together nicely, but it is very variable. So we’ll update you more on that, as things progress.
Vijay Kumar—ISI Group—Analyst
And then one follow-up on the guidance front. When you look at your life science segments, really, I thought the growth assumptions out there were better than expectation, particularly on bioscience. Is this all new product driven? Or can you talk about what’s really driving growth in the biosciences?
Vince Forlenza—Becton Dickinson and Company—Chairman, CEO & President
So in biosciences, you saw some really nice bounce-back last year in the high-end instrumentation, and some good performance with the Sirigen dyes, as well. So you have that as the fundamental. And I think, Linda, we are forecasting that to continue to improve. And you have some new products that you’re launching.
Linda Tharby—Becton Dickinson and Company—Segment President
Yes, thanks, Vince. Across the board in our life sciences business, first of all, you saw we see increased stability in both US and Europe, in terms of funding environment. And then very strong performance in our emerging markets business. So as Vince commented on, our life science research reagents, very strong performance. Upside in clinical, our instrument base, and also our AB business. So across the board, seeing some nice growth. We expect, again, 4.5% to 5% heading into next year, which is pretty much what we saw this year.
Operator
Glenn Novarro, RBC Capital.
Glenn Novarro—RBC Capital Markets—Analyst
I had two questions on the gross margin. If you look at fiscal 4Q, it came in 70 basis points below our forecast. I was just wondering, did the gross margin come in below your forecast, as well? And I know pricing wasn’t a big hit. And I was wondering if you could give us any — the put and takes, and any additional color?
And then as my follow-up, I think you may have — hopefully I wrote this down correctly. You’re guiding to a 52% gross margin for FY15, which is an improvement over fiscal 4Q. And if I wrote this down correctly, what are some of the improvements and drivers of the better gross margin for next year? Thank you.
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NOVEMBER 04, 2014 / 1:00PM, BDX - Q4 2014 Becton Dickinson and Co Earnings Call

Chris Reidy - *Becton Dickinson and Company - CFO & EVP of Administration*

So let me take a shot at that. For the fourth quarter, it came in pretty much upon our expectations. So we had been talking about the drag from pricing in the fourth quarter all year long. So that hit about where we expected. The only thing that I would say was probably about a 10 basis points more FX drag than we had anticipated. So that was the biggest difference from what our expectations are.

And then I'm trying to think of what your other question was. The -- in terms of going forward, margin guidance, take a look at the chart that we took you through, on chart 16, because we reset on an adjusted cash EPS basis. And so the full-year gross profit margin for FY14 was 51.2%, but then adjusted on a cash EPS basis, new foundation, that's 52%. And our guidance was about 52%, as well. We actually get a little bit of a lift from operational improvements.

The traditional things, ReLoCo and continuous improvement. But we also said that we have some unfavorable pricing in 2015, and some pension headwinds, as well. And the combination of those things keep you about 52%. So hopefully that gets you there.

Operator

Richard Newitter, Leerink Partners.

Ravi Misra - *Leerink Partners - Analyst*

This is Ravi Misra in for Rich. Just a question on the Ebola, and potential government spending. Is there any of that built into the biosciences guidance? Or are you considering any potential spending allocation increases there in that segment?

Vince Forlenza - *Becton Dickinson and Company - Chairman, CEO & President*

No, we have not build that in. And we don't have any direct visibility to any program that we could put in at this point in time. As we said, we are doing some work with partners on some diagnostic test development, but we don't think it's a big opportunity at this point.

Ravi Misra - *Leerink Partners - Analyst*

Great. Thanks. And then last one is a little bit more on GenCell. Trying to understand the Company's longer-term aspirations in next-gen sequencing? Thank you.

Vince Forlenza - *Becton Dickinson and Company - Chairman, CEO & President*

Sure. Linda can talk to that.

Linda Tharby - *Becton Dickinson and Company - Segment President*

Thanks. Very excited about the acquisition of GenCell. Really, if you think about the company GenCell, and then the NGS space, we really see a big movement now occurring from the research to the clinical space. And as we looked at overall NGS and upfront sample and library prep, the fact that this takes upwards of two days to occur today, it is just too long, if we bring it to the clinic.

So GenCell really provided us the opportunity to get into that library prep space, and really consolidate the workflow, automation, scalable throughput. So a lot of advantages we see here. And then as you think longer-term about BD's position in the space, thinking about the work we do today with Cryogen on our sample collection side, and being able to expand upon that, right through to the work we do in diagnostics as this moves to infectious disease. We see a lot of opportunity to provide BD skills, combined with the technology of GenCell, over the long term.

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NOVEMBER 04, 2014 / 1:00PM, BDX—Q4 2014 Becton Dickinson and Co Earnings Call
So this is a very targeted play that Linda was talking about. We’re not talking about going into sequencing. This is really leveraging, as Linda was mentioning, capability we have that comes out of molecular diagnostics and sample processing, PAS. Also in sample collection and sample processing, that we have had a joint venture.
That’s what Linda was mentioning. For a number of years now, that has been growing quite nicely. So it is a sample processing laboratory prep, automation, leveraging the skills we have down at DSO. So it’s all of that together, but in a very targeted way.
Operator
Derik de Bruin, Bank of America Merrill Lynch.
Derik de Bruin—BofA Merrill Lynch—Analyst
A lot of my questions have been answered, but I just want to clarify something. On your guidance for 2015, does this include anticipated financing for the CareFusion acquisition and your interest expense? Give us some clarity on your net interest income — or interest expense guide?
Chris Reidy—Becton Dickinson and Company—CFO & EVP of Administration
Sure. No, it doesn’t anticipate any additional financing for CareFusion. We wouldn’t know the timing, et cetera. So it’s not in there.
Derik de Bruin—BofA Merrill Lynch—Analyst
Okay. And even on an adjusted FY14 basis, you’re looking at 2015, your tax rate’s down pretty significantly next year. How sustainable is that? And can you remind us on the combined tax rate that you’re looking at for BD and CareFusion?
Chris Reidy—Becton Dickinson and Company—CFO & EVP of Administration
Sure. So as you’ve seen over the last three or four years, we’ve made very good progress on the effective tax rate, bringing it down from somewhere north of 28% to this current range. You saw good performance. We’ve done a lot, in terms of building out legal entities internationally, and putting structures in place. So you continue to see the benefit of that flowing through the rate, as well. And as we think about the combination with CareFusion, I think as I mentioned when we had that call, that we just took their tax rate and our rate combined. We didn’t evaluate it, or we didn’t include any synergies.
What we did include is the tax shields from the financing, the debt that we had. So that was in the neighborhood of 50 to 100 basis points. Hard to calculate, because there’s a lot of moving parts. So we gave you the number. But longer term, we do see an opportunity to get some synergies, and to put some of their revenues into our structure. And as we drive their revenues internationally, you’ll see some benefit of that, as well.
But that’s more blocking and tackling that needs to occur over the first couple of years, and will bear fruit going forward. So continued sustainability of the ability to get the rate down. I think I’ve talked about the fact that, when we look at our peer group, they tend to be still better than where we are. We’re getting closer. But that stuff that is basic blocking and tackling, that we’ve been putting in place for years, and we’re now seeing the fruit of that each and every year.
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NOVEMBER 04, 2014 / 1:00PM, BDX—Q4 2014 Becton Dickinson and Co Earnings Call
potential for that to occur.
Operator
Mark Massaro, Canaccord Genuity.
Mark Massaro—Canaccord Genuity—Analyst
Maybe a question for Alberto. Could you please update us on the install base of the BD Veritor? Maybe discuss the competitive environment dynamics? And are you guys planning any additional investments in the technology? Thinking maybe cloud-based solutions or the like?
Alberto Mas—Becton Dickinson and Company—President of Diagnostic Systems
Yes. So we estimate our install base, at the end of the quarter, to be around 14,000 units. So that’s where we are on that. And yes, we are working on our next-generation Veritor that will have connectivity associated with it. So yes, we are working on that.
Mark Massaro—Canaccord Genuity—Analyst
Great.
Alberto Mas—Becton Dickinson and Company—President of Diagnostic Systems
This is (multiple speakers) other assays, as well.
Vince Forlenza—Becton Dickinson and Company—Chairman, CEO & President
Okay. Thanks very much, Mark.
Mark Massaro—Canaccord Genuity—Analyst
And maybe just a quick follow-up, What is the timing of CT/GC on BD MAX?
Alberto Mas—Becton Dickinson and Company—President of Diagnostic Systems
So as mentioned, the — in Europe, we’re — its filed. So we’re waiting for the approval that we are estimating around Q3. That’s when we estimate the approval in Europe.
Mark Massaro—Canaccord Genuity—Analyst
Right. And then for the US?
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NOVEMBER 04, 2014 / 1:00PM, BDX—Q4 2014 Becton Dickinson and Co Earnings Call
date.
Operator
With that, I will turn the floor back over to Vince Forlenza for closing remarks.
Vince Forlenza—Becton Dickinson and Company—Chairman, CEO & President
Okay. So thank you very much for your participation today. It was a pleasure to update you on a strong performance in 2014, and some strong guidance for 2015. We will be updating you on progress with the CareFusion acquisition, as that gets closer. And we look forward to doing that, and talking to you soon. Thank you very much.
Chris Reidy—Becton Dickinson and Company—CFO & EVP of Administration
Thanks, everyone.
Operator
Thank you. This does conclude today’s teleconference. Please disconnect your lines at this time, and have a wonderful day.
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* * *

Forward-Looking Statements

This communication contains certain estimates and other forward-looking statements (as defined under Federal securities laws). Forward looking statements generally are accompanied by words such as “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding the estimated or anticipated future results of BD, and of the combined company following BD’s proposed acquisition of CareFusion, the anticipated benefits of the proposed combination, including estimated synergies, the expected timing of completion of the transaction and other statements that are not historical facts. These statements are based on the current expectations of BD and CareFusion management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding BD and CareFusion’s respective businesses and the proposed acquisition, and actual results may differ materially. These risks and uncertainties include, but are not limited to, the ability of the parties to successfully close the proposed acquisition, including the risk that the required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transaction; risks relating to the integration of CareFusion’s operations, products and employees into BD and the possibility that the anticipated synergies and other benefits of the proposed acquisition will not be realized or will not be realized within the expected timeframe; the outcome of any legal proceedings related to the proposed merger; access to available financing for the refinancing of BD’s or CareFusion’s debt on a timely basis and reasonable terms; the ability to market and sell CareFusion’s products in new markets, including the ability to obtain necessary regulatory product registrations and clearances; the loss of key senior management or other associates; the anticipated demand for BD’s and CareFusion’s products, including the risk of future reductions in government healthcare funding, changes in reimbursement rates or changes in healthcare practices that could result in lower utilization rates or pricing pressures; the impact of competition in the medical device industry; the risks of fluctuations in interest or foreign currency exchange rates; product liability claims; difficulties inherent in product development, including the timing or outcome of product development efforts, the ability to obtain regulatory approvals and clearances and the timing and market success of product launches; risks relating to fluctuations in the cost and availability of raw materials and other sourced products and the ability to maintain favorable supplier arrangements and relationships; successful compliance with governmental regulations applicable to BD, CareFusion and the combined company; changes in regional, national or foreign economic conditions; uncertainties of litigation, as well as other factors discussed in BD’s and CareFusion’s respective filings with the Securities Exchange Commission (SEC). BD and CareFusion do not intend to update any forward-looking statements to reflect events or circumstances after the date hereof, except as required by applicable laws or regulations.

IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, on November 4, 2014, BD filed with the SEC a registration statement on Form S–4 that constitutes a preliminary prospectus of BD and includes a preliminary proxy statement of CareFusion. The registration statement has not yet become effective. After the registration statement has been declared effective by the SEC, the definitive proxy statement/prospectus will be delivered to stockholders of CareFusion. BD and CareFusion also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the registration statement and the definitive proxy statement/prospectus (when available) and other relevant documents filed by BD and CareFusion with the SEC at the SEC’s website at www.sec.gov. In addition, you will be able to obtain free copies of these documents by phone, e–mail or written request by contacting the investor relations department of BD or CareFusion at the following: Monique N. Dolecki, Investor Relations – 201-847-5378 Monique_Dolecki@bd.com or Jim Mazzola, Investor Relations – 858-617-1203 Jim.Mazzola@CareFusion.com

PARTICIPANTS IN THE SOLICITATION

BD and CareFusion and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about BD’s directors and executive officers is available in BD’s proxy statement dated December 19, 2013, for its 2014 Annual Meeting of Shareholders and subsequent SEC filings. Information about CareFusion’s directors and executive officers is available in CareFusion’s proxy statement dated September 25, 2014, for its 2014 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from BD or CareFusion as indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.